Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Filer: Tele2 AB
Subject Company: Com Hem Holding AB
Commission File No.: 132-02822

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2018-07-10

PRESS RELEASE

Tele2’s re-audit of financial statements for the US filing of merger document for the Com Hem merger completed

Stockholm – A re-audit of Tele2 AB’s (Nasdaq Stockholm: TEL2 A and TEL2 B) financial statements, to be included in the submission of merger documents with the Swedish Financial Supervisory Authority (“SFSA”) and U.S. Securities and Exchange Commission (“SEC”), respectively, has been completed. In connection with the re-audit Tele2 is making certain adjustments to its financial statements for the years ended 31 December 2015-17 and for the first quarter of 2018. Tele2 does not expect the adjustments to have any negative impact on its full-year financial guidance or its potential future shareholder remuneration, and expects the transaction with Com Hem to close in the fourth quarter of 2018.

The re-audit has been performed in compliance with PCAOB standards on Tele2’s previously issued IFRS financial statements, to comply with the SEC’s requirements to effect the statutory merger with Com Hem.

A summary of the new financial statements is available on Tele2’s website at www.tele2.com. There are no changes to the previously reported free cash flow. The effect of the restatements for each of the years 2015, 2016 and 2017, and for the first quarter of 2018, is below SEK 100 million on each of the company’s revenue, adjusted EBITDA and operating profit, and below SEK 100 million on the company’s equity as of 31 March, 2018.

The preparations for the merger will now move into a phase of review of the merger documents by the SFSA and SEC. Once approved, the merger documents will be made public and a date will be announced for each of the Extraordinary General Meetings of Tele2 and Com Hem. Tele2 expects the merger with Com Hem to close in the fourth quarter of 2018.

For more information, please contact:

Joel Ibson, Head of Public Relations, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across 8 countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on the NASDAQ OMX Stockholm since 1996. In 2017, Tele2 had net sales of SEK 25 billion and reported an EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

IMPORTANT INFORMATION

The information included in this press release is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this press release may contain forward-looking statements. By their nature, forward- looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this press release, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.